Moelis & Company
399 Park Avenue, 5th Floor
New York, New York 10022

January 17, 2014

VIA EDGAR (CONFIDENTIAL SUBMISSION)
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Moelis & Company (CIK: 0001596967)
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Moelis & Company, a Delaware corporation (the “Company”), the undersigned hereby confidentially submits a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non-public review by the staff of the Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

The Company is an “emerging growth company” pursuant to Title 1, Section 101 of the JOBS Act. Therefore, the Company is permitted to make this confidential submission of its draft Registration Statement for review by the Staff.

Please direct all notices and communications with respect to this confidential submission to the following:

Osamu R. Watanabe

General Counsel

Moelis & Company

399 Park Avenue, 5th Floor

New York, NY 10022

Telephone: (212) 883-3800

and a copy to:

Joseph A. Coco, Esq.
Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Telephone: (212) 735-3000
Facsimile: (917) 777-3050

Very truly yours,

MOELIS &COMPANY

By:	/s/ Osamu R. Watanabe
	Name:	Osamu R. Watanabe
	Title:	General Counsel

cc:	Joseph A. Coco, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Richard B. Aftanas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP